
May 12, 2026

Ali Kashani
Chief Executive Officer
Serve Robotics Inc. /DE/
730 Broadway
Redwood City, California 94063

   Re: Serve Robotics Inc. /DE/
     Registration Statement on Form S-3
     Filed May 11, 2026
     File No. 333-295746

Dear Ali Kashani:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jan Woo at 202-551-3453 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Technology

cc: Albert Vanderlaan, Esq.